SIGMA LITHIUM CONFIRMS ITS MINING AND INDUSTRIAL OPERATIONS REMAIN UNAFFECTED BY A PRELIMINARY JUDICIAL RULING
ISSUED WITHOUT DUE PROCESS

HIGHLIGHTS

•	Sigma Lithium confirms that its mining and industrial activities continue to operate and that the Company remains focused on advancing its expansion plans and expecting to deliver 240,000t of lithium oxide concentrate within 12 months and 330,000t in FY 27.
•	The Company clarifies that it has not received any legal communication in connection with a preliminary judicial ruling issued without due process, allegedly suspending the Company’s environmental licenses.
o	Reportedly issued by the courts of Teofilo Otoni, a town over 300km away from Vale do Jequitinhonha and Sigma Lithium's operations, which support 19,000 job positions and 80,000 family members.
•	Sigma Lithium believes this preliminary ruling is in dissonance with Brazil's strong rule of law, as due process has not been followed.
•	The Company has taken appropriate measures during the recess of the judiciary over a three-day national holiday and will begin its legal defense as soon as the courts resume regular operations on September 8.
•	Sigma Lithium vehemently denies media reports stating that this preliminary ruling would overrule the Company’s recent TAC Agreement with the Minas Gerais State Authorities.
•	The Company remains fully committed to the highest standards of environmental stewardship, regulatory compliance and respectful engagement with neighbouring communities in Vale do Jequitinhonha.
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Toronto, September 7, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹ and dedicated to supplying global producers of batteries for energy security with sustainable and traceable lithium materials, confirms that its mining and industrial activities continue operating and that the Company has not received any legal communication regarding a preliminary judicial ruling issued without due process, allegedly suspending its environmental licenses.

Sigma Lithium remains focused on scaling up its mining operations to advance its expansion plans and expecting to deliver 240,000 tonnes of lithium oxide concentrate within 12 months and 330,000 tonnes in FY 27, as per its recent announcement on the closing of a successful agreement with the Minas Gerais State Authorities to resume activities (“TAC Agreement”).

This preliminary ruling suspending the Company’s environmental licenses was reported to have been issued during a recess of Brazilian courts in the courts of the town of Teofilo Otoni – over 300km away from Vale do Jequitinhonha and Sigma Lithium's operations, which support 19,000 job positions and their approximately 80,000 family members.

THE COMPANY HAS NOT RECEIVED ANY LEGAL COMMUNICATIONS

Sigma Lithium clarifies that it has not received any legal communication regarding this preliminary ruling.

The Company believes this ruling is unwarranted and in dissonance with Brazil's strong rule of law, as due process has not been followed.

The Company has taken appropriate measures during the recess of the judiciary over a three-day national holiday and will begin its legal defense as soon as the courts resume regular operations on September 8.

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This preliminary ruling includes the potential for a daily fine that would only be due only in the event the charges resulted in a final negative ruling – this would require the full due legal process to be completed, including rights of appeal in the appropriate federal courts, including the Supreme Tribunals.

The other elements of the preliminary ruling would also not be expected to be enforced until the completion of full due legal process. Legal jurisprudence for similar cases indicates a timeline of multiple years until this happens. As such, no payments would be due or required.

Sigma Lithium has consistently acted in a transparent manner with federal, state and municipal authorities and has provided extensive technical, environmental and quantitative evidence regarding its operations. The Company remains committed to operating transparently, responsibly and in accordance with applicable Brazilian laws and regulations.

INNACURATE REPORTS

Sigma Lithium vehemently denies media reports stating that this preliminary ruling would have an overruling effect on the Company’s recent all-encompassing TAC Agreement with the Minas Gerais State Authorities.

•	Brazil is entering the final weeks leading up to the second round of its general election on November 15, which is expected to be decided by a narrow margin.
•	Minas Gerais is a key battleground state, with the second largest numbers of eligible voters in Brazil.
•	Vale do Jequitinhonha has become a swing district since the last general election.
•	As a result, until then, the Company believes the frequency of inaccurate news reports about its business could increase.

ENVIRONMENTAL AND SOCIAL SUSTAINABILITY PIONEER

Sigma Lithium has been active in Vale do Jequitinhonha since 2012 and continues its 14-year track-record of impeccable regulatory compliance and respectful engagement with neighboring communities.

Since inception, the Company has demonstrated a commitment to the highest standards of environmental stewardship, recognized during several UNCCC/ COPs and by multiple global awards for its “Quintuple Zero Lithium” that includes:

•	Absence of tailing dams and 100% dry stacking of tailings.
•	Over 1,100 days without accidents with lost days.
•	Absence of use of toxic chemicals in purifying, separating and concentrating spodumene ore to create value and produce lithium oxide.
•	100% reuse of water by the Cleantech Processing Plant, processed by the Company's inbound sewage treatment plant.
•	Bio-regeneration of the Company's rock piles, visually evidenced by growing vegetation.
•	Low levels of noise (even inside the mine pit).
•	Low levels of dust, resulting from water trucks running full time at the mining operations conducting site wetting of mining pits and piles.

Sigma Lithium’s commercial success has consolidated Brazil as a battery materials producer, establishing the country in the global lithium supply chain of industrialized lithium oxide materials produced in an environmentally and socially sustainable manner to power data centers, battery storage and energy security.

SIGMA LITHIUM UNWAVERING COMMITMENT TO INTEGRITY AND TRANSPARENCY

The Company has demonstrated over the last 14-years since inception that it has always respected the law and institutions of the Brazilian judicial system.

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Sigma Lithium has always fostered the traditions and spirituality of afro-descendants, who have enhanced the diversity of Brazilian culture into a legitimate religious syncretism and multiculturalism.

Prior even earning a profit, the Company pioneered support to the perpetuation of traditions practiced by our communities, including regular bus caravans to the Escrava Feliciana (an Afro-Brazilian icon) burial ground, as well as providing ongoing financial support to cultural representative groups’ successful endeavours.

The Company firmly opposes any attempt to exert improper pressure or to mislead well-intentioned judicial or public officials through the submission of false, misleading or fraudulent information, irrespective of the stated social purpose or interests such actions claim to represent. Sigma Lithium has always conducted its business—and will continue to do so—in strict compliance with applicable laws and regulations.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”), is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorised for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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